EXHIBIT 99.19

Justin Taylor

P. Eng.

Micon International Limited

601 – 90 Eglinton Ave East, Toronto, Ontario, Canada M4P 2Y3

CONSENT OF QUALIFIED PERSON

April 23, 2026

I, Justin Taylor, consent to the public filing of the technical report titled "NI 43-101 Technical Report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California", with an effective date of March 3, 2025 and dated April 14, 2025, as amended and restated on September 12, 2025 (the "Technical Report") (the “Technical Report”) by Blue Moon Metals Inc. (the “Issuer”), and the information derived from the Technical Report, as well as to the reference to my name, in each case where used or incorporated by reference in the Issuer’s (i) Registration Statement on Form F-10 (File No. 333-293554) and (ii) Annual Report on Form 40-F for the year ended December 31, 2025, including in the Annual Information Form for the year ended December 31, 2025 filed as Exhibit 99.1 thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Justin Taylor
Justin Taylor, P.Eng.